HEMPAMERICA, INC.

February 21, 2017

Via Edgar

Pamela Long

Assistant Director

Office of Manufacturing and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Re:

HempAmericana, Inc.

Offering Statement on Form 1-A

Filed November 18, 2016

File No. 024-10642

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated December 15, 2016 concerning HempAmericana, Inc. (the “Company”) and the offering statement on Form 1-A referenced above.

General

1.

Please clarify the amount of shares you are offering and ensure that this amount is disclosed consistently throughout your offering statement. We note that Item 4 of Part I discloses that you are offering 1,000,000,000 shares, page 1 of Part II discloses that you are offering 1,000,000 shares, and page 4 of Part II discloses that you are offering 1,111,111,111 shares.

We have clarified generally throughout as we have set the offering price at $0.005 per share.

Please note that we have additionally updated the offering to properly disclosure subsequent events and a clarification on the debts owed to related parties.  We have also made a few typographical corrections.

The Company hereby acknowledges:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action ofthe Commission or the staff, acting pursuantto delegated authority,in declaring the filing qualified, does not relieve thecompanyfromits full responsibility for the adequacy and accuracy of the disclosurein the filing; and

•

the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Salvador Rosillo

Salvador Rosillo

Chief Executive Officer, Director

cc:       William Eilers, Eilers Law Group, P.A.